UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

To Shareholders

Notice of the 57th Ordinary General Meeting of Shareholders

We hereby notify you that the 57th Ordinary General Meeting of Shareholders will be held pursuant to Article 362 of the Korean Commercial Act and Article 20 of the Company’s Articles of Incorporation as follows :

1. Date: At 9:00 a.m. on March 20, 2025, Korea Standard Time (UTC+9)

2. Place: Art Hall, 4F West Wing, POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea

3. List of Agenda Items

● Agenda 1 :	Approval of Financial Statements for the 57th FY
(From January 1, 2024 to December 31, 2024)
(Year-end dividend per share : KRW 2,500)

•	Consolidated Financial Statements: See Appendix 1

•	Separate Financial Statements: See Appendix 2

The audit report from the independent auditors of 57th FY Financial Statements, based on K-IFRS standards, will be uploaded at POSCO HOLDINGS INC.’s website (http://www.posco-inc.com ) on March 12, 2025.

● Agenda 2: Partial Amendments of the Articles of Incorporation

[Description of the Proposal]

Pursuant to Article 433 of the Korean Commercial Act and Article 24 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders to approve partial amendments of the Articles of Incorporation.

-	2-1: Addition of Supporting Evidence to Delegate Authority for Bond Issuance

-	2-2: Raising of Shareholder Voting Requirement to Approve Reappointment of CEO After Serving Consecutive Terms

-	2-3: Removal of the Preamble

-	2-4: Change of the Record Date for Quarterly Dividends

Agenda	Before Amendment	After Amendment	Purpose of Change
2-1	Article 16. Issuance of Bonds The Company may issue bonds by a resolution of the Board of Directors

Article 16. Issuance of Bonds

① The Company may issue bonds by a resolution of the Board of Directors

② The Board of Directors may authorize the Representative Director to issue bonds within a period not in excess of one (1) year by determining the price and type of bonds; provided, however, that the Representative Director shall report the results of the issuance of the bonds to the Board of Directors.

To ensure efficiency and timeliness in bond issuance

2-2

Article 24. Quorum and Requisite for Resolutions

① Except as otherwise provided in these Articles of Incorporation or by applicable laws or regulations, all resolutions passed at a General Meeting of Shareholders shall be adopted by the affirmative vote of a majority of the voting shares of the shareholders present, which shall represent at least one-fourth (1/4) of the voting shares of the Company then issued and outstanding.

② In the following cases, the resolutions of a General Meeting of Shareholders shall be adopted by the affirmative vote of at least two-thirds (2/3) of the voting shares of the shareholders present and by the affirmative vote of at least one-third (1/3) of the voting shares of the total issued and outstanding shares:

1.  Amendment of the Articles of Incorporation;

2.  Transfer of all or any important part of the business;

3.  Execution, amendment or rescission of a contract for leasing the whole of the business, for entrustment of management, or for sharing with another person all profits and losses in relation to the business or of a similar contract;

		Article 24. Quorum and Requisite for Resolutions ① (Same as left) ② (Same as left) 1 ~ 6. Same as left	To provide a consistent approval process in the Articles of Incorporation

4.  Acquisition of all or part of business of any other company, which may have a great influence upon the business of the Company;

5.  Merger or consolidation of the Company (excluding a small scale merger or consolidation);

6.  Matters required to be approved by the General Meeting of Shareholders, which have material effects on the company’s assets, as determined by the Board of Directors; and

7.  Any other matter for which such vote is required by Korean laws and regulations.

7. Any other matter requiring a special resolution of a General Meeting of Shareholders under Korean laws and regulations or these Articles of Incorporation

Article 29. Appointment of the CEO and the Representative Director

① By resolution of the Board of Directors, the CEO and the Representative Director shall be elected from among the Inside Directors after his qualification is approved by the CEO Candidate Recommendation Committee.

② In the event a candidate for the position of Inside Director is nominated as the CEO and the Representative Director candidate and approved by the CEO Candidate Recommendation Committee, the Board of Directors shall recommend the name of one (1) CEO and the Representative Director candidate at the General Meetings of Shareholders. Where the CEO and the Representative Director candidate is appointed as an Inside Director at General Meetings of Shareholders, the Board of Directors shall appoint the CEO and the Representative Director candidate as the CEO and the Representative Director.

③ Details concerning the composition and operation of the CEO Candidate Recommendation Committee shall be determined by the Board of Directors.

Article 29. Appointment of the CEO and the Representative Director

① The Board of Directors shall recommend the name of one (1) CEO and the Representative Director candidate approved by the CEO Candidate Recommendation Committee as an Inside Director candidate at a General Meeting of Shareholders. Where the CEO and the Representative Director candidate is appointed as the Inside Director at the General Meeting of Shareholders, the Board of Directors shall appoint the CEO and the Representative Director candidate as the CEO and the Representative Director.

② Details concerning the composition and operation of the CEO Candidate Recommendation Committee shall be determined by the Board of Directors.

③ In the event that the Inside Director candidate, as prescribed in Paragraph (1) of this Article, has served consecutive terms as the CEO and Representative Director, and then becomes a candidate for reappointment as the CEO and Representative Director, the appointment of the Inside Director candidate as an Inside Director at a General Meeting of Shareholders shall satisfy the requirement of a special resolution of a General Meeting of Shareholders referred to in Paragraph (2) of Article 24, and the same shall apply thereafter.

To add rigor to shareholder evaluation of CEO after his/her reappointment; to amend redundant phrases in the previous provision

2-3

Companies achieve lasting growth and sustainability by pursuing harmony within the society where businesses operate.

As a member of the social community, companies who have benefited from resources provided by the society should look beyond profit, engage in addressing social issues and contribute to the prosperity of mankind and to making the world a better place.

	(Deleted)	To rally support for the POSCO Spirit beyond Corporate Citizen

We believe that this is the right way to move forward.

POSCO Holdings Inc, under its management philosophy of ‘Corporate Citizenship: Building a Better Future Together’, will engage and communicate with all stakeholders including customers, employees and shareholders, and continually seek changes and innovation in pursuit of sustainability by ultimately creating greater value for the company.

2-4

Article 56-2. Quarterly Dividends

① The Company may pay quarterly dividends in cash by a resolution of the Board of Directors each fiscal year. In such case, the record date for the distribution of quarterly dividends shall be the last day of March, June or September. The dividends shall be paid within 20 days from the resolution above.

② Dividends referred to in Paragraph (1) shall be paid to the shareholders or registered pledgees whose names appear in the shareholders’ register of the Company as of the record date for the distribution of quarterly dividends.

Article 56-2. Quarterly Dividends

① The Company may pay quarterly dividends in cash by a resolution to be adopted at the meeting of the Board of Directors to be held within forty five (45) days from the last day of March, June and September each fiscal year. The dividends shall be paid within one (1) month from the resolution above.

② The dividends referred to in Paragraph (1) of this Article shall be paid to the shareholders or registered pledgees whose names appear in the shareholders’ register of the Company as of the record date determined by a resolution of the Board of Directors. Where the Company sets a record date, a public notice of the record date shall be given at least two (2) weeks in advance.

To implement shareholder - friendly dividend determination process

—	—	ADDENDA (March 20, 2025) The amended Articles of Incorporation shall be effective from the date on which they are approved by the resolution at the Ordinary General Meeting of Shareholders for the 57th fiscal year.	—

● Agenda 3: Election of Inside Directors

[Description of the Proposal]

Pursuant to Article 382 of the Korean Commercial Act and Article 28, 29-2 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to appoint three(3) Inside Directors of the Company as follows.

•	Number of Inside Directors to be Elected: 3 Directors

•	Candidates

-	3-1: Election of Lee, Ju Tae as Inside Director

-	3-2: Election of Chun, Sung Lae as Inside Director

-	3-3: Election of Kim, Ki Soo as Inside Director

Name/ Agenda	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Lee, Ju Tae (3-1)	February 25, 1964	January 2025 ~ Present~	Head, Corporate Strategy Division (Senior Executive Vice President), POSCO HOLDINGS INC.	1 Year
		April, 2024	Head, Corporate Strategy Team (Senior Executive Vice President), POSCO HOLDINGS INC.
		March 2023	Head, Corporate Planning & Finance Division (Senior Executive Vice President & Inside Director), POSCO
		January 2021	Head, Purchasing and Investment Division (Senior Executive Vice President), POSCO
	Board of Directors	January 2019	Head, Corporate Strategy Office (Executive Vice President), POSCO
		February 2018	President, POSCO-Asia(Hong Kong) (Executive Vice President) POSCO
		March 2015	President, POSCO-Asia(Hong Kong) (Senior Vice President), POSCO
		July 2014	President, POSCO-America (Senior Vice President), POSCO
Chun, Sung Lae (3-2)	October 10, 1963	January 2025 ~ Present	Head, Business Synergy Division (Senior Executive Vice President), POSCO HOLDINGS INC.	1 Year
		April 2024	Head, Carbon Neutral Team (Senior Executive Vice President), POSCO HOLDINGS INC.
		March 2022	Head, Steel Business Team (Senior Executive Vice President), POSCO HOLDINGS INC.
		January 2022	Representative President, POSCO-Maharashtra(India) (Senior Executive Vice President), POSCO
	Board of Directors	January 2020	Representative President, POSCO-Maharashtra(India) (Executive Vice President), POSCO
		January 2019	Head, Hot Rolled & Wire Rod Marketing Office (Executive Vice President), POSCO
		January 2018	Head, Hot Rolled Marketing Office (Senior Vice President), POSCO
		February 2016	Head, Hot Rolled and Construction Steel Material Marketing Department (Senior Vice President), POSCO
Kim, Ki Soo (3-3)	April 18, 1965	March 2024 ~ Present	Head of New Experience of Technology Hub, Group CTO (Senior Executive Vice President & Inside Director), POSCO HOLDINGS INC.	1 Year
		January 2024	Head, Technical Research Laboratories (Senior Executive Vice President), POSCO
	Board of Directors	January 2019	Head, Low-Carbon Process R&D Center (Executive Vice President of POSCO
		February 2017	Head, Engineering Solution Office (Senior Vice President), POSCO
		June 2014	Vice President, Pohang Research Infra Group, POSCO

*	All candidates have no relation with the largest shareholder and no transactions with POSCO HOLDINGS INC. in the past three years.

*	All candidates stated and signed that they do not have any legal issues to be qualified for Inside Directors.

•	Recommendation for candidates by the Board of Directors

Name/ Agenda	Grounds

Lee, Ju Tae (3-1)	In his capacity as head of strategy at POSCO Holdings, Mr. Lee contributed to Group portfolio restructuring and defining growth strategy. His rich knowledge and experience across the Group’s businesses will help strengthen the Group’s global growth investments and competitiveness in key businesses.

Chun, Sung Lae (3-2)	As Head of the Carbon Neutral Team, Mr. Chun contributed to steel business portfolio restructuring. His broad experience and expertise in marketing, overseas investment, and business management will help strengthen synergies across the Group.

Kim, Ki Soo (3-3)	As Head of POSCO N.EX.T Hub and CTO, Mr. Kim helped to solidify the Group’s research organization and to secure opportunities to commercialize new technologies. By leveraging his expertise in steel research and broad experience in new technology development, e.g., AI-powered process automation, Mr. Kim will assist to build a holding company-led Corporate R&D system and to advance the Group’s technology development system.

● Agenda 4: Election of Outside Directors

[Description of the Proposal]

Pursuant to Article 382 of the Korean Commercial Act, Article 28 and 30 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to appoint two(2) Outside Directors of the Company as follows.

•	Number of Outside Directors to be Elected: 2 Directors

•	Candidates

-	4-1: Election of Yoo, Jin Nyoung as Outside Director

-	4-2: Election of Sohn, Sung Kyu as Outside Director

Name/ Agenda	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Yoo, Jin Nyoung (4-1)	July 26, 1957	2022 ~ Present	Outside Director, POSCO HOLDINGS INC.	3 Years
		2019 ~ Present	CEO, Angel 6+
		2017 ~ 2018	CTO and President, LG Chem
	Director Candidate Recommendation Committee	2014 ~ 2016	President & Head, Research Park, LG Chem
		2005 ~ 2013	EVP & Head, Research Park, LG Chem
		1998 ~ 2004	VP, Head, Advanced Materials Lab, LG Chem
		1997	VP, Head, Polymers Lab, LG Chem
		1996	VP, Research Fellow, Polymers Lab, LG Chem
		1981 ~ 1995	Researcher, Polymers Lab, LG Chem

Sohn, Sung Kyu (4-2)	December 16, 1959	2022 ~ Present	Outside Director, POSCO HOLDINGS INC.	3 Years
		2019 ~ Present	Outside Director, Samsung Asset Management Co., Ltd.
		1993 ~ February, 2025	Professor, School of Business, Yonsei University
	Director Candidate Recommendation Committee	2017 ~ March, 2022
		2016 ~ 2017	Outside Director, Hyundai Construction Equipment Co., Ltd.
		2013 ~ 2015	President, Korean Accounting Association
		2010 ~ 2013	Distinguished Professor, Samil
		2008 ~ 2010	Non-standing commissioner, Securities and Futures Commission, South Korea
		2008 ~ 2010	Non-standing member, Korea Accounting Standards Board Head, KOSPI Market Disclosure Committee, Korea Exchange

*	The candidates have no relation with the largest shareholder and no transactions with POSCO HOLDINGS INC. for the past three years.

*	The candidates stated and signed that they do not have any legal issues to be qualified for Outside Directors.

•	Candidates’ plan to fulfill duties as Outside Directors

Name	Working Plan
Yoo, Jin Nyoung (4-1)

Mr. Yoo has served as former CTO (Chief Technology Officer) and Head of Technology Research at LG Chem. With his experiences in discovering and commercializing various new technologies such as secondary battery materials, IT materials and bio, he aims to establish business strategy directions, assess risks across internal and external business operations, and provide proactive and specific advice from the perspective of the company’s shareholders and stakeholders.

Mr. Yoo intends to offer suggestions for rational operation of corporate governance based on his three years of experiences as BoD of POSCO Holdings and special committees such as the Audit Committee, ESG Committee, Evaluation and Compensation Committee, Director Candidate Recommendation Committee, and CEO Candidate Pool Management Committee.

As an outside director, he aims to represent the rights and interests of both company and the stakeholders from a transparent and independent position, providing reasonable checks on company operations and playing a developmental role in the internal soundness of the company.

Sohn, Sung Kyu (4-2)

Mr. Sohn is serving as a professor at School of Business(accounting), Yonsei University. He aims to advise on business risks from the perspective of shareholders and stakeholders, based on his diverse experiences and expertise in the fields of corporate filing and accounting audit.

Mr. Sohn intends to offer suggestions for rational operation of corporate governance based on his three years of experiences as BoD of POSCO Holdings and special committees such as the Audit Committee, Finance Committee, Evaluation and Compensation Committee, Director Candidate Recommendation Committee, and CEO Candidate Pool Management Committee.

As an outside director, he aims to represent the rights and interests of both company and the stakeholders from a transparent and independent position, providing reasonable checks on company operations and playing a developmental role in the internal soundness of the company.

•	Recommendation for the candidates by the Board of Directors

Name	Grounds
Yoo, Jin Nyoung (4-1)	Mr. Yoo is an expert in rechargeable battery components and advanced materials technology development. In his current position as CEO of Angel 6+, he is engaged in various technology development activities. During his previous 3-year term on the Board, he made significant contribution to Company policy, risk assessment, governance improvement and Board operation. As an Outside Director, Mr. Yoo is expected to continue to assist the operation and advancement of the Board, for which Mr. Yoo is nominated as a candidate to serve as an Outside Director

Sohn, Sung Kyu (4-2)	Mr. Sohn is a professor of Business Administration at Yonsei University. He formerly served as Chair of the Korea Accounting Association, Professor Emeritus at Samil PWC, and a non-standing member of the Korea Accounting Standards Board. Drawing on his expert knowledge and experience in accounting, over the past 3 years, Mr. Sohn has made significant contribution to the Company’s accounting and finance policy, risk assessment, and the operation of the Board. As an Outside Director, Mr. Sohn is expected to continue to assist the operation and advancement of the Board, for which Mr. Sohn is nominated as a candidate to serve as an Outside Director.

● Agenda 5: Election of Outside Directors to Serve on the Audit Committee

Pursuant to Article 542-12 of the Korean Commercial Act and Article 48 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to appoint two(2) Outside Directors to serve on the Audit Committee of the Company as follows.

•	Number of Outside Director to Serve on the Audit Committee: 2 Directors

•	Candidates

-	5-1: Election of Sohn, Sung Kyu as Outside Director to serve on the Audit Committee

-	5-2: Election of Kim, Joon Gi as Outside Director to serve on the Audit Committee

	Date of Birth	Professional Experience		Term
Name/ Agenda	Recommended by	Period	Details

Sohn, Sung Kyu (5-1)	December 16, 1959	2022 ~ Present	Outside Director, POSCO HOLDINGS INC.	3 Years
		2019 ~ Present	Outside Director, Samsung Asset Management Co., Ltd.
		1993 ~ February, 2025	Professor, School of Business, Yonsei University
	Director Candidate Recommendation Committee	2017 ~ March, 2022	Outside Director, Hyundai Construction Equipment Co., Ltd.
		2016 ~ 2017	President, Korean Accounting Association
		2013 ~ 2015	Distinguished Professor, Samil
		2010 ~ 2013	Non-standing commissioner, Securities and Futures Commission, South Korea
		2008 ~ 2010	Non-standing member, Korea Accounting Standards Board
		2008 ~ 2010	Head, KOSPI Market Disclosure Committee, Korea Exchange

	May 13, 1965	2008 ~ Present	Professor of Law, Yonsei University (Yonsei Law School)
Kim, Joon Gi (5-2)		2023 ~ Present	Outside Director, POSCO HOLDINGS INC.	1 year
		2021 ~ Present	ICC International Court of Arbitration Member (July 2024~), Alternative Member
	Director Candidate Recommendation Committee	2018 ~ Present	International Arbitration Committee Member, KCAB International
		2013 ~ Present	Panel of Arbitrators, World Bank’s International Centre for Settlement of Investment Disputes
		2022 ~ 2024	President, The Korean Council for International Arbitration (KOCIA)
		1998 ~ 2008	Professor, Graduate School of International Studies, Yonsei University
		2003 ~ 2007	Founding Executive Director, Hills Governance Center in Korea

		1995 ~ 1998	Professor of Law, Hongik University

		1992 - 1995	Attorney, Foley & Lardner, Washington, D.C

*	The candidates have no relation with the largest shareholder and no transactions with POSCO HOLDINGS INC. for the past three years.

*	The candidates stated and signed that they do not have any legal issues to be qualified for Audit Committee members.

•	Recommendation for the candidates by the Board of Directors

Name	Grounds
Sohn, Sung Kyu (5-1)	Mr. Sohn is a professor of Business Administration at Yonsei University. He formerly served as Chair of the Korea Accounting Association, Professor Emeritus at Samil PWC, and a non-standing member of the Korea Accounting Institute. Drawing on his expert knowledge and experience in accounting, over the past 3 years, Mr. Sohn has made significant contribution to the Company’s accounting and finance policy, risk assessment, and the operation of the Board. As an Outside Director to serve on the audit committee, Mr. Sohn is expected to continue to assist the effective operation of Audit Committee.
Kim, Joon Gi (5-2)

As a law professor and professional expert in international trade and commercial law and corporate governance enhancement, Mr. Kim has served as arbitrator at domestic and international dispute settlement bodies and as Executive Director at the Hills Governance Center. He is also active in various research projects in international dispute resolution, trade and governance.

Mr. Kim’s academic record and expertise gained from his legal practice will help to ensure the Audit Committee runs effectively.

● Agenda 6: Approval of Director Remuneration Limit (FY2025)

☐	The director remuneration limit (to be approved) in the FY 2025:

KRW 10.0 billion

☐	The ceiling amount (approved) of the total remuneration in the FY 2024:

KRW 10.0 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: February 19, 2025	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President

Appendix 1

POSCO HOLDINGS INC.

(Formerly, POSCO)

and Subsidiaries

Consolidated Financial Statements

December 31, 2024 and 2023

(With Independent Auditors’ Report Thereon)

Page

Independent Auditors’ Report	TBD

Consolidated Financial Statements

Consolidated Statements of Financial Position	3

Consolidated Statements of Comprehensive Income	5

Consolidated Statements of Changes in Equity	6

Consolidated Statements of Cash Flows	8

Notes to the Consolidated Financial Statements	TBD

POSCO HOLDINGS INC. and its subsidiaries

Consolidated statements of financial position

as of December 31, 2024 and 2023

(in millions of Won)	Notes		December 31, 2024	December 31, 2023
Assets

Cash and cash equivalents	4,5,23	~~W~~	6,767,898	6,670,879
Trade accounts and notes receivable, net	6,17,23,29,37		10,821,619	11,015,303
Other receivables, net	7,23,37		2,261,323	1,947,529
Other short-term financial assets	8,23		8,499,389	11,403,166
Inventories	9		14,143,500	13,825,514
Current income tax assets			140,494	101,979
Assets held for sale	10		608,758	406,945
Other current assets	16		786,943	840,984

Total current assets			44,029,924	46,212,299

Long-term trade accounts and notes receivable, net	6,23		27,779	42,516
Other receivables, net	7,23,37		1,306,329	1,452,445
Other long-term financial assets	8,23		2,571,651	2,708,325
Investments in associates and joint ventures	11		4,738,793	5,020,264
Investment property, net	13		1,955,896	1,616,294
Property, plant and equipment, net	14		39,846,828	35,206,248
Intangible assets, net	15		4,774,824	4,714,784
Defined benefit assets, net	21		409,147	464,758
Deferred tax assets			3,609,344	3,334,266
Other non-current assets	16		133,685	173,195

Total non-current assets			59,374,276	54,733,095

Total assets		~~W~~	103,404,200	100,945,394

POSCO HOLDINGS INC. and its subsidiaries

Consolidated statements of financial position, continued

as of December 31, 2024 and 2023

(in millions of Won)	Notes		December 31, 2024	December 31, 2023
Liabilities

Trade accounts and notes payable	23,37	~~W~~	6,159,127	5,782,825
Short-term borrowings and current installments of long-term borrowings	4,17,23		11,115,747	10,959,217
Other payables	18,23,37		3,463,872	2,737,478
Other short-term financial liabilities	19,23		120,875	163,626
Current income tax liabilities			350,570	319,096
Liabilities directly associated with the assets held for sale	10		—	141,890
Provisions	20		396,030	419,744
Other current liabilities	22,28,29		1,173,498	1,337,642

Total current liabilities			22,779,719	21,861,518

Long-term trade accounts and notes payable	23		2,049	—
Long-term borrowings, excluding current installments	4,17,23		14,881,620	15,011,163
Other payables	18,23		809,013	873,565
Other long-term financial liabilities	19,23		72,920	153,782
Defined benefit liabilities, net	21		43,143	38,754
Deferred tax liabilities			2,685,549	2,760,234
Long-term provisions	20		580,559	468,009
Other non-current liabilities	22		99,260	114,472

Total non-current liabilities			19,174,113	19,419,979

Total liabilities			41,953,832	41,281,497

Equity

Share capital	24		482,403	482,403
Capital surplus	24		1,648,894	1,663,334
Other equity items	26		1,155,429	67,256
Treasury shares	27		(1,550,862)	(1,889,658)
Retained earnings			53,658,368	53,857,514

Equity attributable to owners of the controlling company			55,394,232	54,180,849
Non-controlling interests	25		6,056,136	5,483,048

Total equity			61,450,368	59,663,897

Total liabilities and equity		~~W~~	103,404,200	100,945,394

The accompanying notes are an integral part of the consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Consolidated statements of comprehensive income

for years ended December 31, 2024 and 2023

(in millions of Won, except per share information)	Notes		2024	2023
Revenue	28,29,37	~~W~~	72,688,143	77,127,197
Cost of sales	29,31,34		(67,275,204)	(70,710,293)

Gross profit			5,412,939	6,416,904

Selling and administrative expenses	23,30,34
Other administrative expenses			(3,004,478)	(2,651,902)
Selling expenses			(234,888)	(233,579)

Operating profit			2,173,573	3,531,423

Share of profit of equity-accounted investees, net	11		(256,458)	269,678

Finance income and costs	23,32
Finance income			5,211,595	3,830,746
Finance costs			(5,080,735)	(4,202,996)

Other non-operating income and expenses	23,33,34
Other non-operating income			387,105	394,346
Other non-operating expenses			(1,183,877)	(1,188,042)

Profit before income tax			1,251,203	2,635,155
Income tax expense	35		(303,623)	(789,305)

Profit			947,580	1,845,850

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in subsidiaries under equity method			(42,753)	28,745
Foreign currency translation differences			231,347	76,433
Remeasurements of defined benefit plans	21		(95,345)	(118,548)
Net changes in fair value of equity investments at fair value through other comprehensive income			(150,443)	257,725
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in subsidiaries under equity method			331,616	207,860
Foreign currency translation differences			888,466	34,118
Gains or losses on valuation of derivatives	23		(110)	(1,292)

Other comprehensive income, net of tax			1,162,778	485,041

Total comprehensive income		~~W~~	2,110,358	2,330,891

Profit attributable to:
Owners of the controlling company		~~W~~	1,094,917	1,698,092
Non-controlling interests			(147,337)	147,758

Profit		~~W~~	947,580	1,845,850

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	2,008,919	2,131,737
Non-controlling interests			101,439	199,154

Total comprehensive income		~~W~~	2,110,358	2,330,891

Earnings per share (in Won)	36
Basic earnings per share (in Won)			14,451	22,382
Diluted earnings per share (in Won)		~~W~~	12,250	22,382

The accompanying notes are an integral part of the consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Consolidated statements of changes in equity

for years ended December 31, 2024 and 2023

(in millions of Won)		Attributable to owners of the controlling company						Non- controlling interests	Total
		Share capital	Capital surplus	Other equity items	Treasury shares	Retained earnings	Subtotal

Balance as of January 1, 2023	~~W~~	482,403	1,400,832	(443,990)	(1,892,308)	52,965,179	52,512,116	5,745,285	58,257,401
Comprehensive income:
Profit		—	—	—	—	1,698,092	1,698,092	147,758	1,845,850
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(83,148)	(83,148)	(35,400)	(118,548)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	225,591	—	—	225,591	11,014	236,605
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	257,122	—	603	257,725	—	257,725
Foreign currency translation differences, net of tax		—	—	34,118	—	—	34,118	76,433	110,551
Gains or losses on valuation of derivatives, net of tax		—	—	(641)	—	—	(641)	(651)	(1,292)

Total comprehensive income		—	—	516,190	—	1,615,547	2,131,737	199,154	2,330,891

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(151,698)	(151,698)	(94,690)	(246,388)
Interim dividends		—	—	—	—	(569,072)	(569,072)	—	(569,072)
Changes in subsidiaries		—	—	—	—	—	—	5,805	5,805
Changes in ownership interest in subsidiaries		—	250,363	—	—	—	250,363	12,383	262,746
Interest of hybrid bonds		—	—	—	—	—	—	(8,925)	(8,925)
Repayment of hybrid bonds		—	—	—	—	—	—	(339,837)	(339,837)
Disposal of treasury shares		—	2,880	—	2,650	—	5,530	—	5,530
Share based payment		—	6,783	—	—	—	6,783	17,324	24,107
Others		—	2,476	(4,944)	—	(2,442)	(4,910)	(53,451)	(58,361)

Total transactions with owners of the controlling company		—	262,502	(4,944)	2,650	(723,212)	(463,004)	(461,391)	(924,395)

Balance as of December 31, 2023	~~W~~	482,403	1,663,334	67,256	(1,889,658)	53,857,514	54,180,849	5,483,048	59,663,897

POSCO HOLDINGS INC. and its subsidiaries

Consolidated statements of changes in equity, continued

for year ended December 31, 2024 and 2023

(in millions of Won)		Attributable to owners of the controlling company						Non- controlling interests	Total
		Share capital	Capital surplus	Other equity items	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2024	~~W~~	482,403	1,663,334	67,256	(1,889,658)	53,857,514	54,180,849	5,483,048	59,663,897
Comprehensive income:
Profit		—	—	—	—	1,094,917	1,094,917	(147,337)	947,580
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(86,966)	(86,966)	(8,379)	(95,345)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	257,833	—	—	257,833	31,030	288,863
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(133,213)	—	(11,838)	(145,051)	(5,392)	(150,443)
Foreign currency translation differences, net of tax		—	—	888,466	—	—	888,466	231,347	1,119,813
Gains or losses on valuation of derivatives, net of tax		—	—	(281)	—	—	(281)	171	(110)

Total comprehensive income		—	—	1,012,805	—	996,113	2,008,918	101,440	2,110,358

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,690)	(189,690)	(86,002)	(275,692)
Interim dividends		—	—	—	—	(568,433)	(568,433)	—	(568,433)
Changes in subsidiaries		—	—	—	—	—	—	32,691	32,691
Changes in ownership interest in subsidiaries		—	(15,440)	—	—	—	(15,440)	477,608	462,168
Acquisition of treasury shares		—	—	—	(92,311)	—	(92,311)	—	(92,311)
Retirement of treasury shares		—	—	—	431,107	(431,107)	—	—	—
Share based payment		—	(2,567)	—	—	—	(2,567)	—	(2,567)
Others		—	3,567	75,368	—	(6,029)	72,906	47,351	120,257

Total transactions with owners of the controlling company		—	(14,440)	75,368	338,796	(1,195,259)	(795,535)	471,648	(323,887)

Balance as of December 31, 2024	~~W~~	482,403	1,648,894	1,155,429	(1,550,862)	53,658,368	55,394,232	6,056,136	61,450,368

The accompanying notes are an integral part of the consolidated financial statements,

POSCO HOLDINGS INC. and its subsidiaries

Consolidated statements of cash flow

for years ended December 31, 2024 and 2023

(in millions of Won)	Notes		2024	2023
Cash flows from operating activities
Profit		~~W~~	947,580	1,845,850
Adjustments for:
Depreciation			3,530,770	3,346,460
Amortization			453,689	498,192
Finance income			(3,476,227)	(1,850,756)
Finance costs			3,202,268	2,179,233
Income tax expense			303,623	789,304
Impairment loss on property, plant and equipment			608,122	275,846
Gain on disposal of property, plant and equipment			(26,533)	(9,387)
Loss on disposal of property, plant and equipment			85,149	125,823
Impairment loss on goodwill and other intangible assets			47,993	129,907
Gain on disposal of investments in subsidiaries, associates and joint ventures			(14,235)	(197,088)
Loss on disposal of investments in subsidiaries, associates and joint ventures			73,428	18,843
Share of profit of equity-accounted investees			256,458	(269,678)
Gain on disposal of assets held for sale			(4,801)	(1,312)
Loss on disposal of assets held for sale			33,943	103,366
Expenses related to post-employment benefit			246,406	206,613
Impairment loss on trade and other receivables			185,129	265,914
Loss on valuation of inventories			77,832	309,317
Increase to provisions			216,898	160,880
Gain on insurance claim			(157,278)	(7,682)
Others, net			3,227	(43,813)

			5,645,861	6,029,982

Changes in operating assets and liabilities	40		383,979	(1,087,257)
Interest received			570,769	447,621
Interest paid			(1,028,864)	(1,038,005)
Dividends received			744,857	696,941
Income taxes paid			(553,706)	(727,437)

Net cash provided by operating activities		~~W~~	6,710,476	6,167,695

POSCO HOLDINGS INC. and its subsidiaries

Consolidated statements of cash flow, continued

for years ended December 31, 2024 and 2023

(in millions of Won)	Notes		2024	2023
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(15,835,379)	(39,830,719)
Proceeds from disposal of short-term financial instruments			19,501,853	40,174,440
Increase in loans			(820,248)	(1,238,668)
Collection of loans			784,616	1,369,763
Acquisitions of securities			(1,144,352)	(380,744)
Proceeds from disposal of securities			1,210,011	142,791
Acquisitions of long-term financial instruments			(3,791)	(5,362)
Acquisitions of investment in associates and joint ventures			(301,816)	(417,603)
Proceeds from disposal of investment in associates and joint ventures			45,185	142,316
Acquisitions of investment property			(3,883)	(56,043)
Proceeds from disposals of investment property			418	707
Acquisitions of property, plant and equipment			(7,704,948)	(6,733,289)
Proceeds from disposal of property, plant and equipment			65,137	(11,895)
Acquisitions of intangible assets			(530,029)	(481,882)
Proceeds from disposal of intangible assets			11,712	30,328
Proceeds from disposal of assets held for sale			10,307	4,850
Collection of lease receivables			31,136	52,657
Disposal of net assets due to changes in consolidated entities			950	—
Cash flow from business combination			7,088	—
Cash inflow from business combination			—	(150,201)
Cash inflow from insurance claim			157,278	7,682
Others, net			(2,424)	(7,352)

Net cash used in investing activities			(4,521,179)	(7,388,224)

Cash flows from financing activities
Proceeds from borrowings			5,896,641	7,817,217
Repayment of borrowings			(7,541,075)	(4,461,114)
Proceeds from (repayment of) short-term borrowings, net			(208,781)	(2,524,077)
Capital contribution from non-controlling interests			513,710	299,342
Payment of cash dividends			(844,195)	(815,451)
Acquisition of treasury shares			(92,311)	—
Repayment of hybrid bonds			—	(340,000)
Payment of interest of hybrid bonds			—	(10,043)
Repayment of lease liabilities			(194,534)	(222,829)
Others, net			163,962	78,362

Net cash used in financing activities	40		(2,306,583)	(178,593)

Effect of exchange rate fluctuation on cash held			214,305	16,719

Net increase(decrease) in cash and cash equivalents			97,019	(1,382,403)
Cash and cash equivalents at beginning of the period			6,670,879	8,053,282

Cash and cash equivalents at end of the period		~~W~~	6,767,898	6,670,879

The accompanying notes are an integral part of the consolidated financial statements,

Appendix 2

POSCO HOLDINGS INC.

(Formerly, POSCO)

Separate Financial Statements

December 31, 2024 and 2023

(With Independent Auditors’ Report Thereon)

1

Page

Independent Auditors’ Report	TBD

Separate Financial Statements

Separate Statements of Financial Position	3

Separate Statements of Comprehensive Income	5

Separate Statements of Changes in Equity	6

Separate Statements of Cash Flows	7

Notes to the Separate Financial Statements	TBD

Independent Auditors’ Report on Internal Control over Financial Reporting	TBD

Report on the Operating Status of Internal Control over Financial Reporting	TBD

2

POSCO HOLDINGS INC.

Separate statements of financial position

as of December 31, 2024 and 2023

(in millions of Won)	Notes		December 31, 2024	December 31, 2023
Assets
Cash and cash equivalents	4,5,22	~~W~~	409,387	376,914
Trade accounts and notes receivable, net	6,22,36		178,822	238,332
Other receivables, net	7,22,36		21,388	68,821
Other short-term financial assets	8,22		2,686,420	3,940,743
Assets held for sale	9		467,796	—
Current income tax assets	34		27,940	32,015
Other current assets	15		1,716	1,074

Total current assets			3,793,469	4,657,899

Other receivables, net	7,22		14,894	6,955
Other long-term financial assets	8,22		421,822	1,131,074
Investments in subsidiaries, associates and joint ventures	11		45,631,965	45,321,370
Investment property, net	12		328,372	309,900
Property, plant and equipment, net	13		415,993	197,787
Intangible assets, net	14		21,461	19,341
Other non-current assets	15		5,821	1,872

Total non-current assets			46,840,328	46,988,299

Total assets		~~W~~	50,633,797	51,646,198

3

POSCO HOLDINGS INC.

Separate statements of financial position, continued

as of December 31, 2024 and 2023

(in millions of Won)	Notes		December 31, 2024	December 31, 2023
Liabilities
Short-term borrowings and current installments of long-term borrowings	4,16,22,38	~~W~~	39,053	1,756,691
Other current payables	17,22,36,38		50,356	39,739
Other short-term financial liabilities	18,22,38		18,302	1,571
Provisions	19		46,268	14,983
Other current liabilities	21		8,852	6,686

Total current liabilities			162,831	1,819,670

Long-term borrowings, excluding current installments	4,16,22,38		1,500	1,316
Other non-current payables	17,22,38		30,783	26,804
Other long-term financial liabilities	18,22,38		—	6,968
Defined benefit liabilities, net	20		1,296	4,283
Deferred tax liabilities	34		2,246,030	2,281,500
Long-term provisions	19		—	2,634
Other non-current liabilities	21		2,327	3,158

Total non-current liabilities			2,281,936	2,326,663

Total liabilities			2,444,767	4,146,333

Equity
Share capital	23		482,403	482,403
Capital surplus	23,26		1,367,990	1,370,557
Accumulated other comprehensive income (loss)	24		(62,645)	30,678
Treasury shares	25		(1,550,862)	(1,889,658)
Retained earnings			47,952,144	47,505,885

Total equity			48,189,030	47,499,865

Total liabilities and equity		~~W~~	50,633,797	51,646,198

The accompanying notes are an integral part of the separate financial statements.

4

POSCO HOLDINGS INC.

Separate statements of comprehensive income

for the years ended December 31, 2024 and 2023

(in millions of Won, except per share informations)	Notes		2024	2023
Operating revenue	28,36	~~W~~	1,997,127	1,454,079
Operating expenses	33,36		(400,707)	(347,450)

Operating profit			1,596,420	1,106,629

Finance income and costs	22,31
Finance income			482,946	315,828
Finance costs			(89,388)	(405,881)
Other non-operating income and expenses
Impairment loss on other receivables			—	(221,251)
Other non-operating income	32		3,249	23,469
Other non-operating expenses	32,33		(437,151)	(135,071)

Profit before income tax			1,556,076	683,723
Income tax benefit	34		65,206	115,854

Profit			1,621,282	799,577

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	20		(3,948)	(97)
Net changes in fair value of equity investments at fair value through other comprehensive income	8,22		(75,167)	236,979

Total comprehensive income		~~W~~	1,542,167	1,036,459

Earnings per share (in Won)	35
Basic earnings per share (in Won)			21,398	10,539
Diluted earnings per share (in Won)		~~W~~	18,999	10,539

The accompanying notes are an integral part of the separate financial statements.

5

POSCO HOLDINGS INC.

Separate statements of changes in equity

for years ended December 31, 2024 and 2023

(in millions of Won)		Share capital	Capital surplus	Accumulated other comprehensive income (loss)	Treasury shares	Retained earnings	Total
Balance as of January 1, 2023	~~W~~	482,403	1,360,894	(188,801)	(1,892,308)	47,409,675	47,171,863
Comprehensive income:
Profit		—	—	—	—	799,578	799,578
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(98)	(98)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	219,479	—	17,500	236,979
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(151,698)	(151,698)
Interim dividends		—	—	—	—	(569,072)	(569,072)
Disposal of treasury shares		—	2,880	—	2,650	—	5,530
Share-based payment		—	6,783	—	—	—	6,783

Balance as of December 31, 2023	~~W~~	482,403	1,370,557	30,678	(1,889,658)	47,505,885	47,499,865

Balance as of January 1, 2024	~~W~~	482,403	1,370,557	30,678	(1,889,658)	47,505,885	47,499,865
Comprehensive income:
Profit		—	—	—	—	1,621,282	1,621,282
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(3,948)	(3,948)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(93,323)	—	18,156	(75,167)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,691)	(189,691)
Interim dividends		—	—	—	—	(568,433)	(568,433)
Acquisition of treasury shares		—	—	—	(92,311)	—	(92,311)
Retirement of treasury shares		—	—	—	431,107	(431,107)	—
Share-based payment		—	(2,567)	—	—	—	(2,567)

Balance as of December 31, 2024	~~W~~	482,403	1,367,990	(62,645)	(1,550,862)	47,952,144	48,189,030

The accompanying notes are an integral part of the separate financial statements.

6

POSCO HOLDINGS INC.

Separate statements of cash flows

for years ended December 31, 2024 and 2023

(in millions of Won)	Notes		2024	2023
Cash flows from operating activities
Profit		~~W~~	1,621,282	799,577
Adjustments for :
Expenses related to post-employment benefit			6,438	7,568
Depreciation			14,271	11,310
Amortization			1,712	1,247
Impairment loss on trade and other receivables			106	221,251
Finance income			(474,656)	(308,827)
Dividend income			(1,812,999)	(1,254,239)
Finance costs			79,200	401,716
Loss on disposal of property, plant and equipment			341	2,360
Impairment loss on property, plant and equipment			—	10,657
Gain on disposal of intangible assets			(141)	—
Loss on disposal of intangible assets			266	—
Gain on disposal of investments in subsidiaries, associates and joint venture			—	(230)
Impairment loss on investments in subsidiaries, associates and joint ventures			392,075	109,568
Loss on disposal of assets held for sale			—	998
Increase (decrease) to provisions			36,979	(7,303)
Income tax benefit			(65,206)	(115,854)
Share-based payments expense	26		—	5,351
Others			(2)	(11,632)
Changes in operating assets and liabilities	38		2,023	(43,024)
Interest received			92,618	45,517
Dividends received			1,866,004	1,188,338
Income taxes received			57,563	25,687

Net cash provided by operating activities		~~W~~	1,817,874	1,090,036

7

POSCO HOLDINGS INC.

Separate statements of cash flows, continued

for years ended December 31, 2024 and 2023

(in millions of Won)	Notes		2024	2023
Cash flows from investing activities
Decrease in deposits		~~W~~	3,050,000	890,000
Proceeds from disposal of short-term financial instruments			5,471,006	6,255,711
Collection of short-term loans			—	1,249
Collection of long-term loans			—	2,000
Proceeds from disposal of equity securities			194,230	261,612
Proceeds from disposal of other securities			9,016	4,501
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			590,429	957,353
Proceeds from disposal of intangible asstes			1,677	—
Collection of short-term lease security deposits			491	—
Increase in deposits			(2,550,000)	(2,640,002)
Acquisition of short-term financial instruments			(4,619,699)	(5,717,490)
Increase in long-term loans			(106)	—
Acquisition of other securities			(21,850)	(26,282)
Acquisition of investment in subsidiaries, associates and joint ventures			(1,263,572)	(1,237,817)
Acquisition of property, plant and equipment			(249,048)	(102,192)
Acquisition of intangible asstes			(6,209)	(4,402)
Acquisition of investment properties			(1,200)	(54,892)
Payment of short-term lease security deposits			(536)	(691)
Net cash provided by (used in) investing activities		~~W~~	604,629	(1,411,342)

Cash flows from financing activities
Increase in long-term financial liabilities			3,148	3,781
Payment of cash dividends			(758,194)	(720,762)
Repayment of current installments of long-term borrowings			(1,542,400)	—
Acquisition of treasury shares			(92,311)	—

Net cash used in financing activities	38	~~W~~	(2,389,757)	(716,981)

Effect of exchange rate fluctuation on cash held			(273)	—
Net increase (decrease) in cash and cash equivalents			32,473	(1,038,287)
Cash and cash equivalents at beginning of the period			376,914	1,415,201

Cash and cash equivalents at end of the period		~~W~~	409,387	376,914

The accompanying notes are an integral part of the separate financial statements.

8